Mail Stop 6010						May 9, 2006




Debra L. Towsley
President and Principal Executive Officer
MEDirect Latino, Inc.
1551 NW 65th Avenue, Suite 4
Plantation, Florida 33313

	Re:	MEDirect Latino, Inc.
		Form 10
		Amendment no. 4 filed May 2, 2006
		File No. 0-51795

Dear Ms. Towsley:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10

Item 6.  Executive Compensation

1. Please reconcile the information presented in the table with the terms of the service agreements and the disclosure under the section entitled "Service Agreements." Did Ms. Towsley and Mr. Talarico forgive the company`s obligations to them under the service agreements? Was the compensation due to Ms. Towsley and Mr. Talarico accrued and, if so, were such expenses reflected in your operating expenses? In this regard, we note the cross reference to Item 4 and the absence of any discussion in such item concerning this matter.


Critical Accounting Policies, page 21

2. We acknowledge your revised revenue recognition disclosure in response to comment two; we note that in the paragraph immediately above the aging schedule the statement that collectibility of amounts billed to Medicare or insurance companies is assured has not been removed. Please revise. In addition, specify how your revenues are earned at the time of the shipment and how the fee is fixed and
determinable when revenues are recognized.    Specifically address
your return policy and how you account for returns and update your disclosures in the notes to the financial statements as applicable.

3. We could not find the discussion of the uncertainties involving the application of all critical accounting estimates you identified,
as previously requested in comment two.   Please include the
requested disclosures or tell us why you believe your current disclosures are appropriate.

4. Your statement that the percentage provision against receivables increased due to increased sales does not appear to be reasonable. Please elaborate on this disclosure. Revise your explanation of the percentage provision increase to quantify how much of the increase was due to increased sales and how much was due to the reimbursement cycle of secondary providers and explain the change in the reimbursement cycle.

5. Please disclose the qualitative factors affecting the estimates for contractual allowances and discounts. For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual allowances and discounts recorded during the current period and explain the reasons for material changes recorded.

Liquidity and Capital Resources, page 20

6. It does not appear that you included interest to be paid on the long-term debt within this table. Please revise the table to include such interest payments.

Financial Statements for years ended June 30, 2005, 2004 and 2003

Statements of Stockholder`s Deficit, page F-5

7. We did not understand your explanation that the founders shares were committed but not issued in their entirety. Please explain. Please include any references to the specific paragraphs within the accounting literature that supports the accounting treatment you adopted for these shares.

Note 5, Related Party Transactions, page F-9

8. We acknowledge your response to comment 10. We did not see revised disclosures with the conversion terms at issuance; please revise. Tell us the basis for your conclusion that the fair value of the shares at the time of the issuance of the note was zero.

9. We did not see any revisions to this note in response to comment
13; please readdress comment 13 in its entirety.

Note 9, Stockholder`s Equity, page F-12 - F-13

10. We did not see any revisions to this note in response to comment
12; please readdress.  Revise your disclosure in the MD&A on page
22
to include the basis for your conclusion that the value of $0.95 per share represents the fair value for conversion purposes.

11. Your response to comment 15 did not include references to the accounting literature you used to account for the warrants at the date of their issuance at zero value; please readdress.

Financial Statements for the six months ended December 31, 2005, and
2004 (unaudited)

Note 1.  Organization and Summary of Significant Accounting
Policies,
page F-37

Advertising, page F-39 and Note 5, Direct Response Advertising, page
F-40

12. We reiterate comment 18 in its entirety. Advertising may be capitalized in very limited circumstances and your response did not fully explain how your expenses qualify for capitalization.


*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact  Ibolya Ignat at (202) 551-3656 or Lisa
Vanjoske
at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact John
Krug
at (202) 551-3862 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director



cc: Melissa K. Rice, Esquire
Ms. Debra L. Towsley
MEDirect Latino, Inc.
May 9, 2006
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